SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release
Analyst Presentation dated September 10, 2003 — 2003 Interim Results.
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
- Press Release dated September 10, 2003;
- Analyst Presentation dated September 10, 2003 — 2003 Interim Results.

Press Release

ENEL BOARD APPROVES FIRST HALF 2003 RESULTS

ALL TARGETS MET OR EXCEEDED

REVENUES +4.3% TO 15,421 MILLION EURO
EBITDA + 26.1% TO 4,685 MILLION EURO
EBIT + 62.3% TO 2,231 MILLION EURO
NET INCOME 1,200 MILLION EURO

NET INCOME EXCLUDING EXTRAORDINARY ITEMS
UP 140% TO 859 MILLION EURO

Rome, September 10, 2003 — The Board of Directors of Enel, under the chairmanship of Piero Gnudi, today approved the results for the first half of 2003.

GROUP FINANCIAL RESULTS:

•	Net revenues: 15,421 million euro (Pro-forma 2002: 14,789 million euro), + 4.3%
•	Ebitda: 4,685 million euro (Pro-forma 2002: 3,715 million euro), + 26.1%
•	Ebit: 2,231 million euro (Pro-forma 2002: 1,375 million euro),+ 62.3%
•	Net income: 1,200 million euro (Pro-forma 2002: 1,386 million euro)
•	Ordinary income (net income excluding extraordinary items, net of taxes) 859 million euro (Pro-forma 2002: 357 million euro), +140%
•	Net financial debt: 24,584 million euro (December 31, 2002: 24,467 million euro)

HIGHLIGHTS:

•	All financial and operational targets met or exceeded.
•	Decree on stranded costs and hydro penalty became law. Hydro penalty abolished as of January 1, 2002. Reimbursement of stranded costs on plant until December 31, 2003, and on Nigerian LNG until 2009, with implementation decree pending.

•	Marzano draft law approved by the Chamber of Deputies. Approval by Senate will significantly reduce areas of uncertainty in Enel’s future: distribution concessions confirmed, transmission grid ownership limit of 20% by July 2007, tariff guidelines.
•	Conversions to combined cycle and low cost fuels on track.
•	Agreement for the acquisition of a majority stake in Union Fenosa’s renewable energy activities.
•	Acquisition from British Gas of a 50% stake in the company that will build and manage the collection, stocking and re-gasification plant at Brindisi. The plant will have a capacity of 8 billion cubic meters a year.
•	Wind licensing agreement with NTT DoCoMo for the exclusive marketing of its i-mode services in Italy. These permit the transfer of Internet services and content to mobile phones.
•	Enel Board approves the re-activation of 1,200 megawatts by June 2004. This will serve to meet “super peak” demand.

Enel’s chief executive Paolo Scaroni said: “I am pleased with the positive results of the first six months and expect this strong performance to continue into the second half. One year after the announcement of our strategy we are delivering on or ahead of all our targets and are creating the basis for future growth”.

Group results in summary

First half 2002 data is pro-forma, excluding Eurogen and Interpower, which were sold in May 2002 and January 2003, respectively, to allow like-for-like comparison with the first half of 2003.

Demand for electricity in Italy grew by 2.8% compared with the first six months of 2002, climbing from 155.1 billion kilowatt hours to 159.4 billion kilowatt hours. Net production was 66.1 billion kilowatt hours, an increase of 1.3% compared with the first six months of 2002 on a like-for-like basis, excluding net production from Eurogen and Interpower. In the first half of 2003, there were efficiency gains and higher margins compared with the year earlier. Energy transported on Enel’s distribution network amounted to 121.8 billion kilowatt hours (+1.7%). Enel sales, wholesale, on the regulated and free markets were 86 billion kilowatt hours (-11.8%). The decline on the free market was primarily the result of greater competition and reduced acquisitions of power from abroad, plus CIP6. On the regulated market, the obligatory disposal of metropolitan networks has been completed.

Revenues in the first half of 2003 totaled 15,421 million euro, an increase of 4.3%, compared with 14,789 million euro in the first half of 2002.

Ebitda (gross operating margin) rose 26.1% to 4,685 million euro (3,715 million euro in the first half of 2002).

Ebit (operating income) came to 2,231 million euro, an increase of 62.3% compared with the first half of 2002.

Net extraordinary income totaled 254 million euro and includes the 359 million euro capital gain from the disposal of Interpower. In the first half of 2002, these items totaled 608 million euro and included the 2,340 million euro capital gain on the sale of Eurogen and the 1,511 million euro write-down of Wind.

Net income in the first half of 2003 was 1,200 million euro, compared with 1,386 million euro in the corresponding period in 2002. The 186 million euro reduction was influenced by a higher fiscal burden (66 million euro in the first half of 2002 against 794 million euro in the first half of 2003). Taxation in 2002 benefited from higher capital gains which are taxed at a reduced level, as well as incentives on capital expenditure made before December 31, 2002, under the Tremonti-bis law.

Net income excluding extraordinary items increased by 140% to 859 million euro in the first half of 2003 from 357 million euro in the first half of 2002.

The balance sheet registers total shareholders’ equity of 19,932 million euro (20,842 million euro on December 31, 2002), net of 2,183 million euro in dividends which were distributed in June. Net financial debt was 24,584 million euro, in line with the 24,467 million euro at the end of 2002. The debt to equity ratio on June 30, 2003 was 1.23 (1.17 on December 31, 2002).

Operating cash flow increased by 923 million euro, from 2,093 million euro in the first half of 2002 to 3,016 million euro.

Capital expenditure in the first half of 2003 totaled 1,684 million euro, a decrease of 549 million euro compared with the first half of 2002. This was due to the progressive completion of the telecommunications network, investment cuts in non-core areas and the ongoing conversion of power plants to combined cycle gas turbine technology.

Headcount at the end of June, 2003, totaled 67,628, a decrease of 3,576 from the end of 2002. The disposal of Interpower and de-consolidation of Cesi resulted in a reduction of 1,894 employees, while other headcount reductions, net of new hires, came to 1,682.

Results by Division

Generation and Energy management

Revenues rose to 6,193 million euro (+16.1%) mainly because of increased power generation and the higher tariff component linked to fuel prices, as well as the sale of gas to the Sales division. Ebitda increased to 1,805 million euro (+38.4%) and the operating income was 1,175 million euro (+68.6%) benefiting from higher volumes and margins on hydro-geothermal production and the abolition of the hydro penalty, which in the first half of 2002 was 174 million euro.

Networks and Sales

The division’s revenues for the period were 10,244 million euro (+1.7%). A slight fall in the power sector (-2.3%) was more than offset by revenues in the gas sector which more than doubled, climbing from 351 million euro in the first half of 2002 to 744 million euro in the first half of 2003. Ebitda rose to 1,751 million euro (+2.4%) and operating income rose to 1,071 million euro (+2.7%).

Terna

Revenues in the first half of 2003 were 430 million euro (+4.1%). Ebitda was 295 million euro (+7.3%) and the operating income was 168 million euro (+12%).

Wind

Revenues in the first half of 2003 reached 2,123 million euro (+12.5%). Ebitda doubled to 480 million euro (+106.9%) on higher mobile sales and cost containment. Operating income, which includes goodwill amortization of 223 million euro, improved by 140 million euro compared with the first half of 2002 (-396 million euro compared with -536 million euro).

Services and other activities

The revenues for this business area, at 1,279 million euro, were in line with the first half of 2002. Ebitda rose markedly to 267 million euro (+79.2%) and the operating income was 141 million euro, compared with a negative 12 million euro in the first half of 2002. Enelpower posted first half revenues of 757 million euro (+4.3%). Ebitda improved from a negative 23 million euro in the first half of 2002 to a positive 90 million euro (+113 million euro). The operating income rose by 156 million euro to 74 million euro (-82 million euro in the first half of 2002).

Parent company results

The Parent company’s financial results reflect its nearly completed transformation from an integrated electricity company to an industrial holding company.

Revenues for first half 2003 were 540 million euro (1,029 million euro in the first half of 2002). Ebitda was 120 million euro (85 million euro in the first half of 2002) due mainly to higher margins on the sale of imported power and the reduction of service costs. Operating income came to 105 million euro, an increase of 32 million euro from the first half of 2002.

Equity income, net of write-downs, was 1,410 million euro. Net financial expense stood at 111 million euro. Net extraordinary income was 407 million euro, due mainly to the capital gain from the disposal of Interpower.

Net income for the period was 1,244 million euro compared with 11 million euro in the first half of 2002. Last year’s results included the write-down of holdings in the telecommunications sector.

Net financial debt stood at 6,435 million euro at the end of the period (5,766 million euro at the end of 2002).

Shareholders’ Equity stood at 12,634 million euro on June 30, 2003 (13,573 million euro on December 31, 2002).

At 2:00 PM CET, at the Enel auditorium (viale Regina Margherita 125, Rome), there will be a presentation to financial analysts and investors of the 2003 half year results and of progress made on the 2003-2007 industrial plan. This will be followed by a press conference. The event will also be webcast live at www.enel.it..

Support documentation will be available on Enel’s website in the Investor Relations area.

Income Statement and Balance Sheet for the Enel Group and for the Parent company Enel S.p.A. are attached below and have been submitted to the Board of Statutory Auditors and to the Independent Auditors for their evaluation.

Consolidated Income Statement

In millions of euro	1st Half

	2003		2002 restated		Change		1st Half 2002

		(%)		(%)		(%)		(%)
Revenues:
- Electricity and Electricity Equalization Fund contributions	9,984	64.7	10,107	68.3	(123)	(1.2)	10,140	70.4
- Telecommunication services	1,931	12.5	1,759	11.9	172	9.8	1,759	12.2
- Sales of gas to end users	691	4.5	342	2.3	349	102.0	342	2.4
- Other services, sales and other revenues	2,815	18.3	2,581	17.5	234	9.1	2,163	15.0
Total revenues	15,421	100.0	14,789	100.0	632	4.3	14,404	100.0

Operating costs:
- Personnel	1,744	11.3	1,721	11.6	23	1.3	1,784	12.4
- Fuel consumption for thermal generation	1,912	12.4	1,909	12.9	3	0.2	2,298	16.0
- Electricity purchased	2,492	16.2	2,843	19.2	(351)	(12.3)	2,188	15.2
- Interconnections and roaming	687	4.5	717	4.9	(30)	(4.2)	717	5.0
- Services, leases and rentals	1,818	11.8	1,986	13.4	(168)	(8.5)	2,048	14.2
- Fuel for trading and gas for resale to end users	1,318	8.5	1,238	8.4	80	6.5	853	5.9
- Materials	755	4.9	820	5.6	(65)	(7.9)	791	5.5
- Other costs	437	2.8	324	2.2	113	34.9	347	2.4
- Capitalized expenses	(427)	(2.8)	(484)	(3.3)	57	11.8	(491)	(3.4)
Total operating costs	10,736	69.6	11,074	74.9	(338)	(3.1)	10,535	73.2

GROSS OPERATING MARGIN	4,685	30.4	3,715	25.1	970	26.1	3,869	26.8

Depreciation, amortization and accruals:
- Depreciation and amortization	2,272	14.7	2,121	14.3	151	7.1	2,202	15.3
- Accruals and write-downs	182	1.2	219	1.5	(37)	(16.9)	219	1.5
Total depreciation, amortization and accruals	2,454	15.9	2,340	15.8	114	4.9	2,421	16.8

OPERATING INCOME	2,231	14.5	1,375	9.3	856	62.3	1,448	10.0

- Net financial income (expense)	(568)	(3.7)	(594)	(4.0)	26	4.4	(606)	(4.2)
- Equity income/(expense)	(4)		(21)	(0.1)	17	81.0	(21)	(0.1)

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	1,659	10.8	760	5.2	899	118.3	821	5.7
- Extraordinary items	254	1.6	608	4.1	(354)	(58.2)	544	3.7

INCOME BEFORE TAXES	1,913	12.4	1,368	9.3	545	39.8	1,365	9.4
- Income taxes	794	5.1	66	0.5	728		74	0.5

INCOME BEFORE MINORITY INTERESTS	1,119	7.3	1,302	8.8	(183)	(14.1)	1,291	8.9
- Minority interests	81	0.5	84	0.6	(3)	(3.6)	84	0.6

GROUP NET INCOME	1,200	7.8	1,386	9.4	(186)	(13.4)	1,375	9.5

Consolidated Balance Sheet

In millions of euro
	at June 30, 2003	at Dec. 31, 2002	Change

Net fixed assets:
- Tangible and intangible	49,432	50,562	(1,130)
- Financial	628	600	28
Total	50,060	51,162	(1,102)

Net current assets:
- Trade receivables	6,687	7,124	(437)
- Inventories	3,627	3,266	361
- Other assets and net receivables from Electricity
Equalization Fund	1,071	1,042	29
- Net tax receivables	799	669	130
- Trade payables	(5,351)	(6,726)	1,375
- Other liabilities	(7,102)	(6,615)	(487)
Total	(269)	(1,240)	971

Gross capital employed	49,791	49,922	(131)

Provisions:
- Employee termination indemnity	(1,357)	(1,415)	58
- Retirement benefits	(470)	(472)	2
- Net deferred taxes	(2,215)	(1,435)	(780)
- Other provisions	(1,233)	(1,291)	58
Total	(5,275)	(4,613)	(662)

Net capital employed	44,516	45,309	(793)
Group Shareholders’ Equity	19,783	20,772	(989)
Minority interests	149	70	79
Total Shareholders’ Equity	19,932	20,842	(910)

Net financial debt	24,584	24,467	117

TOTAL	44,516	45,309	(793)

Enel S.p.A.
Income Statement

In millions of euro	1st Half

	2003	2002	Change

Revenues:
- Sales to Group companies	424	886	(462)
- Other revenues from Group companies	105	123	(18)
- Other revenues from third parties	11	20	(9)
Total revenues	540	1,029	(489)

Operating costs:
- Personnel	34	29	5
- Fuel purchases	—	339	(339)
- Electricity purchased	306	459	(153)
- Services, leases and rentals	54	94	(40)
- Other costs	26	23	3
Total operating costs	420	944	(524)

GROSS OPERATING MARGIN	120	85	35

Depreciation, amortization and accruals	15	12	3

OPERATING INCOME	105	73	32

- Equity income/(expense)	1,410	(3,657)	5,067
- Net financial income (expense)	(111)	(130)	19
- Extraordinary items	407	2,933	(2,526)

INCOME BEFORE TAXES	1,811	(781)	2,592

Income taxes	567	(792)	1,359

NET INCOME	1,244	11	1,233

Enel S.p.A.
Balance Sheet

In millions of euro

	at June 30, 2003	at Dec. 31, 2002	Change

Net fixed assets:
- Tangible and intangible	23	25	(2)
- Financial	18,059	18,252	(193)

Total	18,082	18,277	(195)

Net current assets:
- Trade receivables	18	19	(1)
- Net receivables from Electricity Equalization Fund	2	2	—
- Other assets	1,046	934	112
- Net receivables from subsidiaries and affiliated companies	773	275	498
- Net tax receivables/(payables)	(14)	627	(641)
- Trade payables	(239)	(245)	6
- Other liabilities	(367)	(404)	37
Total	1,219	1,208	11

Gross capital employed	19,301	19,485	(184)
Provisions	(232)	(146)	(86)

Net capital employed	19,069	19,339	(270)

Shareholders’ Equity	12,634	13,573	(939)
Net financial debt	6,435	5,766	669

Total	19,069	19,339	(270)

Rome, September 10, 2003 2003 Interim Results

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION IN ROME. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED AT THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED AT THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES.

Agenda 2003 Interim Results Regulatory and Market Update Review of Targets Conclusions Q&A

Consolidated Financial Highlights Income Statement (Euro Mn) Note: Proforma excluding Eurogen and Interpower

Consolidated Financial Highlights From EBIT to EPS (Euro Mn) Gross of taxes Group Net Income less extraordinary operations (Gains from Disposals and write-downs), net of taxes

1H2002 Pro Forma 1H2003 3,715 4,685 Networks & Sales Telecom Generation & Energy Mgmt Services, Terna & Holding(1) Consolidated Financial Highlights EBITDA and EBIT by Business Areas (Euro Mn) EBITDA 1H2002 Pro Forma 1H2003 1,375 2,231 Networks & Sales Telecom Generation & Energy Mgmt Services, Terna & Holding(1) EBIT (1) Net of intercompany

Consolidated Financial Highlights Balance Sheet (Euro Mn) Excluding debt to Treasury for UMTS license In 1H02 calculated on pro forma figures

Net Debt Evolution (Euro Mn) Ordinary Cash Flow from Operations Extraordinary Activities Capex June 30th, 2003 December 31st, 2002 Up 117 -24,467 +3,777 +734 -1,684 -24,584 -6,941 -6,621 ENEL Wind ENEL Wind -2,944 Dividends, Interests and Taxes -17,846 -17,643

Agenda 2003 Interim Results Regulatory and Market Update Review of Targets Conclusions Q&A

The Marzano Reform Marzano Decree Marzano Draft Law Terms and conditions of distribution concessions confirmed Transmission ownership limit to 20% by July 2007 Guidelines on transmission and distribution tariffs Stranded Costs on Plants and NLNG 00-031 2002 Hydro Penalty &128;0.4bn &128;0.9-1.4bn Total &128;1.3-1.8bn 1 NLNG stranded reimbursement to continue up to 2009

Expected Outcome of Tariff Consultation RAB revaluation on the basis of 1997-2001 inflation Net investments over the period 2002-2003 Possible further increase due to longer depreciation schedule Based on the 10 years bond yield, instead of the 3 years yield 50/50 sharing of the extra savings between companies and customers Applied only on operating costs and depreciation, excluding remuneration of capital RAB WACC Profit sharing Price cap

Around 3% demand growth in H1 4.2% higher summer peak Some delays in building new capacity Upward pressure on prices across Europe Outlook on Italian Generation Market Around 2% annual demand growth Around 2% peak growth 10GW1 of new capacity by 2007 Significant price pressure from imports Drivers of '03 - '07 Plan Recent Events (1) Including interconnections

Agenda 2003 Interim Results Regulatory and Market Update Review of Targets Conclusions Q&A

Generation and Energy Management Fuel Cost Index Reduction2 100 60 2004 2002 2007 New entrant = 87 Brent +3 $/bbl 86 H1 2003 98 1 LTM = Latest Twelve Months, June 2002-June 2003 2 Based on $23/bbl Brent O&M/MW Targets 2002 LTM1 13.9 Thermal kEuro 2005 12.8 2002 13.1 Large Hydro kEuro 2005 11.7 Production Fuel Mix 2002 Renewables Coal&Ori Gas CCGT Oil & Gas ST 2002 0.24 0.22 0.09 0.45 Oil & Gas ST Gas CCGT Coal & Orim. Renewables 2007 Renewables Coal&Ori Gas CCGT Oil & Gas ST 2002 0.32 0.5 0.15 0.03 11.6 12.6 LTM1

Distribution and Sales Power Targets Gas Targets 2002 2005 150 127 LTM2 146 Cash Cost &128; / Customer1 2002 2005 132 113 138 Cash Cost &128; / Customer3 Volumes (BCM) 2002 3.9 4.6 1 Excluding Digital Meter, including Sales 2 LTM = Latest Twelve Months, June 2002-June 2003 3 Including Sales 2005 5.2 Target >&128;70m Expected >&128;100m Quality bonus LTM2 LTM2

Terna IPO Timing: first half 2004 Target size: around 50% Opex/MWh 2002 2005 0.95 0.82 Euro LTM1 0.93 1 LTM = Latest Twelve Months, June 2002-June 2003

Wind Review of targets 2005 Target 1H03 vs 1H02 EBITDA > 40% CAGR 8% CAGR 15% CAGR Leverage existing infrastructure 22% +106% +18% +29% 425K acquired customers 29% vs 34% Mobile ARPU ULL Mobile Revenues1 Opex/Revenues 1 Service revenues excluding sales of handsets

Wind Financial investor approach Confirmed by YE 2004 Contribution of Backbone by year end to save Wind &128;50mn in rent currently paid to Enel Launched program expected to save &128;60mn a year, mainly in financing costs and general purchasing Financial Independence Infrastructure Independence Savings

Agenda 2003 Interim Results Regulatory and Market Update Review of Targets Conclusions Q&A

Conclusions On track on targets Strong financial performance More predictable regulatory environment Significant non-recurring regulatory reimbursements

Agenda 2003 Interim Results Regulatory and Market Update Review of Targets Conclusions Q&A

Appendices

Summary of Targets 2002 LTM1 2003 2002 LTM1 2003 2005 Impact on opex Fuel Cost Index % 100 98 2 100 98 2 86 3 O&M / MW Thermal k&128; 13.9 12.8 13.9 12.8 11.6 &128;620 Mn O&M / MW Lrg Hydro k&128; 13.1 12.6 13.1 12.6 11.7 Cash Cost/Cust - Power &128; 150 146 150 146 127 Cash Cost /Cust - Gas &128; 132 1384 132 1384 113 &128;260 Mn Opex/MWh - Terna &128; 0.95 0.93 0.95 0.93 0.82 Opex/Revenues - Wind % 31 29 31 29 22 &128;120 Mn 1 LTM = Latest Twelve Months, June 2002-June 2003 2 1H 2003 3 Target stated for 2004 4 Includes one-off expenses (launch of EnelGas and Camuzzi integration) Total &128;1bn Generation and Energy Management Other Distribution and Sales

1H2002 Pro Forma Generation & Energy Management Networks & Sales Terna Wind 1H2003 +970 EBITDA Growth - by Business Area (Euro Mn) 3,715 +501 4,685 Holding & Other +41 +20 +248 +160

Generation & Energy Management (Euro Mn) (1) 2002 Proforma as of December 31, 2002

Networks & Sales (Euro Mn) (1) 2002 Proforma as of December 31, 2002

Operational Data Power Gas

Terna (Euro Mn)

Wind Key Performance Indicators (1) 425,000 acquisitions of which 162,000 physically connected (2) Excluding goodwill amortization (3) Excluding debt to Treasury for UMTS license (4) Excluding goodwill

Services & Holding (Euro Mn)

Debt Structure Average debt maturity: 4 years and 9 months Average cost of debt: 4,5% (Fixed+Hedged)/Total Long Term Debt = 60% (Fixed+Hedged)/Total Net Debt = 52% S&P's: A+/A-1 negative Moody's: A1/P-1 negative (Euro Mn) (1) Including factoring receivables

Capex (Euro Mn) 1H2002 Pro Forma 1H2003 2,233 1,684 Networks & Sales Telecom Services Generation & Energy Mgmt Terna Networks & Sales Telecom Services Generation & Energy Mgmt Terna -549

Consolidated Financial Highlights Quarterly Analysis - Income Statement (Euro Mn)

Consolidated Financial Highlights Quarterly Analysis - Balance Sheet (Euro Mn) Excluding debt to Treasury for UMTS license Calculated on 1H results

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli Name: Avv. Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated: September 10, 2003